Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 1, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.	A news release dated January 6, 2006 entitled ‘Completion of Sale of Vodafone Sweden’

2.	A news release dated January 9, 2006 entitled ‘Vodafone and Sony NetServices Introduce “Vodafone Radio DJ”

3.	A news release dated January 10, 2006 entitled ‘New Appointment’

4.	A news release dated January 25, 2006 entitled ‘Vodafone Partners With Telekom Malaysia – Expanding the Vodafone Community in Asia’

5.	A news release dated January 26, 2006 entitled ‘Vodafone Group Plc Responds to ‘Mini-Tender Offer’

6.	Stock Exchange Announcement dated January 4, 2006 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated January 5, 2006 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated January 6, 2006 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated January 9, 2006 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated January 10, 2006 entitled ‘Close Period Share Purchases’

11.	Stock Exchange Announcement dated January 10, 2006 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated January 11, 2006 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated January 12, 2006 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated January 13, 2006 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated January 16, 2006 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated January 17, 2006 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated January 17, 2006 entitled ‘Notification of Transactions of directors, Persons discharging Managerial Responsibility or Connected Persons’

18.	Stock Exchange Announcement dated January 18, 2006 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated January 19, 2006 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated January 20, 2006 entitled ‘Transactions in Own Securities’

21.	Stock Exchange Announcement dated January 23, 2006 entitled ‘Transactions in Own Securities’

22.	Stock Exchange Announcement dated January 24, 2006 entitled ‘Transactions in Own Securities’

23.	Stock Exchange Announcement dated January 25, 2006 entitled ‘Transactions in Own Securities’

24.	Stock Exchange Announcement dated January 26, 2006 entitled ‘Transactions in Own Securities’

25.	Stock Exchange Announcement dated January 27, 2006 entitled ‘Transaction in Own Securities’

26.	Stock Exchange Announcement dated January 30, 2006 entitled ‘Transactions in Own Securities’

5 January 2006

COMPLETION OF SALE OF VODAFONE SWEDEN

Further to the announcement on 31 October 2005, Vodafone announces that it has completed the sale of Vodafone Sweden to Telenor today.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44(0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents, as well as 28 partner networks.  As at 30 September 2005, Vodafone had 171 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Vodafone Sweden

Vodafone Sweden is defined as Europolitan Vodafone AB, its subsidiaries and investments, including its interest in the 3GIS network infrastructure sharing joint venture with Hi3G Access AB. As at 30 September 2005, Vodafone Sweden had approximately 1.5 million customers.  For the year to 31 March 2005, Vodafone Sweden had revenues of approximately €703 million and EBITDA of approximately €141 million.

About Telenor

Telenor is the largest provider of telecommunications services in Norway, and has substantial international operations both in fixed and mobile communications. For further information, please visit www.telenor.com.

9th January 2006

Vodafone and Sony NetServices introduce “Vodafone Radio DJ”

➢       Service enables customers to tailor music to their tastes through its unique personalisation ability

➢       The world’s first fully convergent music service

Today, Vodafone and Sony NetServices are announcing a partnership for the global roll-out of the world’s first fully convergent music service - Vodafone Radio DJ - offering interactive, personalised radio channels streamed to both 3G mobile phones and personal computers.

With Vodafone Radio DJ, customers have access to hundreds of thousands of songs, both current popular hits and back catalogue, from the world’s largest record companies, and many smaller independent labels. Customers can access streamed radio channels, bespoke collections, and channels defined by customers themselves.

The key feature of Vodafone Radio DJ is its easy-to-use personalization system, which enables customers to “train” the pre-programmed radio channels to their own personal tastes by simply pressing a button to indicate “like” or “dislike” while listening to a song. If a customer presses ‘dislike’, the music skips to the next song.

Through Sony NetServices’ detailed classification of each song in the catalogue -  analysing beat and harmonies as well as genre and mood -  the radio channels that individual customers receive will feature more songs that have characteristics in common with songs that are liked, whilst avoiding songs with characteristics similar to those that the customer dislikes.

The Vodafone Radio DJ service consists of three elements:

Pre-defined channels. Customers can select a radio channel based on mood or genre.  If the customer indicates that they don’t like the song, the channel skips to the next track within the channel. Customers can also buy any songs that they like and these will be automatically available for download to their phone and PC.

Personal Channels. By rating songs on the existing radio channels, the customer can create a number of new, personal channels corresponding to their desired genres, moods or specific themes.

Collections. Vodafone Radio DJ also presents programmed collections of songs to the customer on mobile phone or PC.  These collections will be created by local music experts around a theme (eg Christmas Hits, or the Best New Hip-Hop), be updated regularly, and will comprise about 15 songs.

Songs purchased on either mobile phone or PC will be available to download on both devices, with a separate high quality stereo copy being delivered individually to each. Personal settings and personal channels created on the mobile phone will also be accessible from the PC.

The Radio DJ service will be offered on the basis of a monthly subscription for unlimited listening to music on both mobile phone and PC. There will be no extra charge to the consumer for the data traffic needed to deliver the music to the phone or PC.

Vodafone Radio DJ will be launched in six European countries in the coming months, namely UK, France, Germany, Italy, Portugal and Spain. It is intended it will then be rolled out to more than 20 countries worldwide over the following twelve months.

“This is the beginning of a new era in portable music. This partnership with Sony will drive Vodafone’s strategy to become a leading global music provider. Vodafone Radio DJ is a revolutionary new way to discover personal music, anytime and anywhere, and we anticipate it will have widespread consumer appeal amongst our customers”, said Lee Fenton, Director of Consumer Platforms at Vodafone.

“Subscribers to Vodafone Radio DJ can listen to all the music they like, and discover new music to love. Vodafone Radio DJ opens a world of music discovery and listening pleasure on both the mobile phone and on the PC”, said Robert Ashcroft, Managing Director Sony NetServices and Senior Vice President Sony Europe.

- ends -

NOTES TO EDITORS

For more information, please contact at Sony:

Jean-Baptiste Duprieu, Sony Europe

Tel: 0044 1932 817349 / email: jean-baptiste.duprieu@eu.sony.com

Or

Martina Boyles, Sony Europe

Tel: 0049 302515 5161 / email: martina.boyles@eu.sony.com

For more information, please contact at Vodafone:

Media Relations

Tel: +44 (0) 1635 664444

Investor Relations

Tel: +44 (0) 1635 664447

About Sony:

Sony manufactures audio, video, communications and information technology products for the global consumer and professional markets. With its music, pictures, game and online businesses, Sony is uniquely positioned to be one of the World´s Leading Consumer Brands. Sony recorded consolidated annual sales of EUR 53.43 billion (yen 7,160 billion) for the fiscal year ended March 31, 2005 and it employs approximately 151,400 people worldwide.

In Europe, Sony recorded consolidated annual sales of EUR 12.03 billion (yen 1,613 billion) for the fiscal year ended March 31, 2005, based on an average market exchange rate for the same period of yen 134 to the EUR. Sony Europe, headquartered at the Sony Center am Potsdamer Platz in Berlin, is responsible for the company’s European electronics business and registered consolidated sales of EUR 8.87 billion for the fiscal year ended March 31, 2005.

About Sony NetServices:

Sony Network Services Europe (SNSE) creates, develops and operates innovative content services for various media platforms such as mobile phones, home entertainment equipment and PCs. SNSE supports the Sony Corporate Goal of generating growth through device and content convergence.

Sony Network Services Europe has invented StreamMan (Music Personalization & Streaming to mobile phones). SNSE is currently operating three Content Services in Europe: StreamMan, CONNECT Europe and Tvtv. Sony NetServices, a 50/50 joint venture of Sony DADC and Sony Europe, was founded in April 2000.

For more information on Sony Europe, please visit http://www.sony-europe.com and http://www.sony-europe.com/presscenter

About Vodafone:

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents, as well as 28 partner networks. As at 30 September 2005, Vodafone had 171 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

© Vodafone Group 2006. VODAFONE, Vodafone live! and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

10 January 2006

NEW APPOINTMENT

Vodafone Group Plc announces that Matthew Kirk has been appointed as Director of External Relationships.

In this new role he will lead Vodafone Group’s public policy activities and represent the Company with Governments and key political institutions around the world.

Matthew Kirk is currently the British Ambassador to the Republic of Finland, a role he took up in August 2002.  He joined the Foreign and Commonwealth Office in 1982 and since then he has held a number of senior positions - including Head of the Information Technology Strategy Unit and Head of the European Union Presidency Unit - as well as a variety of diplomatic assignments.

Sir Michael Jay, Permanent Under-Secretary of State and Head of the Diplomatic Service, said “I am delighted that Vodafone - one of the UK’s leading companies - has chosen one of our leading younger Ambassadors to develop its relations with the public sector. The FCO attaches great importance to the exchange of best practice and skills between the private and public sectors, of which appointments such as this one are an excellent example.”

Arun Sarin, Vodafone Group’s Chief Executive, said today “With over 20 years of experience in the Foreign and Commonwealth Office, Matthew Kirk is exceptionally well-qualified to develop and lead Vodafone’s external relationships with political and other relevant institutions.”

Matthew Kirk, 45, was educated at St. John’s College, Oxford and Ecole Nationale d’Administration, Paris.  He is married with two daughters.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

25th January 2005

VODAFONE PARTNERS WITH TELEKOM MALAYSIA - EXPANDING

THE VODAFONE COMMUNITY IN ASIA

Vodafone, the world’s leading mobile network operator, today announces it has signed a Partner Network Agreement with Telekom Malaysia Berhad (“TM”), a leading Asian communications group.  The Partner Network agreement covers three TM subsidiaries - Celcom (Malaysia), XL (Indonesia) and Dialog (Sri Lanka).

Under the terms of the agreement, the three TM subsidiaries will be able to provide their roaming customers with access to Vodafone’s international voice and data roaming services such as Vodafone World, Virtual Home Environment, Vodafone Passport, GPRS roaming and 3G roaming.  The three subsidiaries will also locally introduce a number of Vodafone’s business solutions, which will include the world-leading Vodafone Mobile Connect Card proposition, BlackBerry from Vodafone, the 3G/UMTS Router and Vodafone Wireless Office.

In Malaysia, Indonesia and Sri Lanka, Vodafone’s products and services will be marketed under a dual brand, bringing together the nationally recognised brands of Celcom, XL and Dialog, with the globally recognised Vodafone brand.

The mutually beneficial relationship also provides Vodafone, its subsidiaries, affiliates, joint ventures and Partner Network customers’ with seamless access to Vodafone’s international mobile services whilst travelling in Malaysia, Indonesia and Sri Lanka.

In addition, the agreements provide scope for close co-operation on Multinational Corporate Accounts and for the three TM subsidiaries to benefit from Vodafone’s terminal procurement when launching Vodafone’s products and services in Asia.

“This strategic relationship with TM significantly enhances our Partner Network presence in Asia, building on our existing relationships with M1 in Singapore and SmarTone in Hong Kong.  This is helping improve our roaming footprint in the Asia Pacific region, providing our customers with a greatly enhanced service,” said Arun Sarin, Chief Executive at Vodafone.  “We intend that our relationship with TM will lead to further benefits for our customers in the future.”

Speaking at the signing ceremony, Dato’ Abdul Wahid Omar, Group Chief Executive Officer of TM said, “Today is a very significant day for both TM Group and Vodafone. We are excited about the possibilities this affiliation brings. Our customers in Malaysia, Indonesia and Sri Lanka will have access to a wider spectrum of products and services especially when they travel abroad.  In doing so, we are bringing our local mobile market to another level in terms of breadth and depth of product offering and thus raising the bar in meeting customers’ needs.”

He added: “The partnership’s dual-branding will give TM a boost in terms of global visibility and brand equity. With this partnership, we bring together the TM and Vodafone families, increasing roaming revenues by reaching out to more international travellers.”

These agreements bring the total number of Vodafone Partner Networks to 31, covering the Americas, Africa, Europe and Asia.

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0)1635 664444

Investor Relations

Tel: +44 (0)1635 664447

About TM

Telekom Malaysia Berhad (TM), a leading regional information and communications group, offers a comprehensive range of communication services and solutions in fixed-line, mobile, data and broadband. As one of the largest listed companies on Bursa Malaysia with an operating revenue of more than RM13 billion, TM is driven to deliver value to its stakeholders in a highly competitive environment.

The Group places emphasis on continuing customer service quality enhancements and innovations. Currently, with investments and operations in 12 countries around Asia and globally, TM is focused on achieving sustainable growth in both the local and international markets.

For further information on TM, visit www.tm.com.my.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 31 countries, with a proportionate customer base of over 179 million.

For more information, please visit www.vodafone.com

© Vodafone Group 2006. VODAFONE, Vodafone Passport, Vodafone Mobile Connect and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

VODAFONE GROUP PLC
RESPONDS TO ‘MINI-TENDER OFFER’

26 January 2006

Vodafone Group Plc (“Vodafone”) announces today that it has received notification that on 19 January 2006 TRC Capital Corporation commenced an unsolicited, below-market mini-tender offer to purchase up to 4,000,000 of the American Depositary Shares (ADS) of Vodafone (equivalent to 40,000,000 Ordinary Shares, or approximately 0.07 per cent of Vodafone’s outstanding Ordinary Shares), at a price of US$21.05 per ADS.

Vodafone wishes to inform its ADS shareholders that it does not in any way recommend or endorse the TRC Capital Corporation offer and that Vodafone is in no way associated with TRC Capital Corporation, the offer or the offer documentation.

Vodafone cautions its ADS shareholders that the offer is being made at a 3.9 per cent discount to the closing price of US$21.91 per ADS on 18 January 2006, the day before the offer commenced, and is below yesterday’s closing price of US$21.50.

‘Mini-tender’ offers seek less than 5 per cent of a company’s shares, thereby avoiding many disclosure and procedural requirements of the Securities and Exchange Commission (SEC).  The SEC has issued an investor alert regarding ‘mini-tender’ offers on its website at www.sec.gov/investor/pubs/minitend.htm.  The SEC has said that mini-tender offers “have been increasingly used to catch investors off guard” and that investors “may end up selling their securities at below-market prices.”

ADS shareholders are advised to consult with their investment advisors and to exercise caution with respect to this offer.

ADS shareholders who have already tendered are advised that they may withdraw their ADSs by providing a written or facsimile notice, as described in the section captioned “Withdrawal Rights” on page 8 of TRC Capital Corporation’s offering document at any time prior to the expiration of the offer at 12.01a.m., New York City time on Friday 17 February 2006, unless the offer is extended, in which case withdrawal rights will be restricted.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0)1635 664447	Tel: +44 (0)1635 664444

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	3 January 2006

Number of ordinary shares purchased:	47 million

Highest purchase price paid per share:	128.25p

Lowest purchase price paid per share:	126p

Volume weighted average price per share:	127.4548p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,380,000,000 shares at a cost (including dealing and associated costs) of £4,691,796,605.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 January 2006

Number of ordinary shares transferred:	242,290

Highest transfer price per share:	125.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,164,616,565 of its ordinary shares in treasury and has 61,572,141,812 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	4 January 2006

Number of ordinary shares purchased:	31 million

Highest purchase price paid per share:	128.25p

Lowest purchase price paid per share:	127.5p

Volume weighted average price per share:	127.8538p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,411,000,000 shares at a cost (including dealing and associated costs) of £4,731,637,385.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 January 2006

Number of ordinary shares transferred:	138,554

Highest transfer price per share:	125.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,195,478,011 of its ordinary shares in treasury and has 61,541,509,471 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	5 January 2006

Number of ordinary shares purchased:	19.5 million

Highest purchase price paid per share:	128.25p

Lowest purchase price paid per share:	127.25p

Volume weighted average price per share:	127.6836p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,430,500,000 shares at a cost (including dealing and associated costs) of £4,756,665,159.

Following the above transaction, Vodafone holds 6,214,978,011 of its ordinary shares in treasury and has 61,522,009,471 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	6 January 2006

Number of ordinary shares purchased:	36 million

Highest purchase price paid per share:	132.75p

Lowest purchase price paid per share:	127.50p

Volume weighted average price per share:	130.3507p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,466,500,000 shares at a cost (including dealing and associated costs) of £4,803,835,428.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 January 2006

Number of ordinary shares transferred:	136,194

Highest transfer price per share:	128.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,250,841,817 of its ordinary shares in treasury and has 61,486,197,429 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

CLOSE PERIOD SHARE PURCHASES

Vodafone Group Plc (“Vodafone”) announces today that on 9 January 2006 it instructed Law Debenture Corporate Services Limited to deliver irrevocable instructions to a number of banks to purchase shares on its behalf during the period relating to the publication of its key performance indicators which starts on 10 January 2006 and ends on the day that the key performance indicators are announced which is expected to be on 24 January 2006 (the “Close Period”).  The purchase of shares in the Close Period pursuant to the irrevocable instructions will be effected in accordance with the authority granted to Vodafone at its Annual General Meeting on 26 July 2005.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	9 January 2006

Number of ordinary shares purchased:	32 million

Highest purchase price paid per share:	132.75p

Lowest purchase price paid per share:	130.75p

Volume weighted average price per share:	131.4766p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,498,500,000 shares at a cost (including dealing and associated costs) of £4,846,126,718.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 January 2006

Number of ordinary shares transferred:	733,135

Highest transfer price per share:	128p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds  6,282,108,682 of its ordinary shares in treasury and has 61,455,004,704 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	10 January 2006

Number of ordinary shares purchased:	41 million

Highest purchase price paid per share:	131.5p

Lowest purchase price paid per share:	129.25p

Volume weighted average price per share:	130.0732p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,539,500,000 shares at a cost (including dealing and associated costs) of £4,899,734,047.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 January 2006

Number of ordinary shares transferred:	532,746

Highest transfer price per share:	132.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,322,575,936 of its ordinary shares in treasury and has 61,414,544,950 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	11 January 2006

Number of ordinary shares purchased:	28 million

Highest purchase price paid per share:	132.25p

Lowest purchase price paid per share:	130.75p

Volume weighted average price per share:	131.433p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,567,500,000 shares at a cost (including dealing and associated costs) of £4,936,726,655.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 January 2006

Number of ordinary shares transferred:	562,937

Highest transfer price per share:	132.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,350,012,999 of its ordinary shares in treasury and has 61,387,299,501 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	12 January 2006

Number of ordinary shares purchased:	50 million

Highest purchase price paid per share:	129.25p

Lowest purchase price paid per share:	128p

Volume weighted average price per share:	128.553p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,617,500,000 shares at a cost (including dealing and associated costs) of £5,001,337,394.

Following the above transaction, Vodafone holds 6,400,012,999 of its ordinary shares in treasury and has 61,337,299,501 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	13 January 2006

Number of ordinary shares purchased:	50 million

Highest purchase price paid per share:	128p

Lowest purchase price paid per share:	126p

Volume weighted average price per share:	126.8418p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,667,500,000 shares at a cost (including dealing and associated costs) of £5,065,088,083.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 January 2006

Number of ordinary shares transferred:	508,046

Highest transfer price per share:	131p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,449,504,953 of its ordinary shares in treasury and has 61,287,908,413 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	16 January 2006

Number of ordinary shares purchased:	35 million

Highest purchase price paid per share:	126.5p

Lowest purchase price paid per share:	124.75p

Volume weighted average price per share:	125.4143p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,702,500,000 shares at a cost (including dealing and associated costs) of £5,109,211,343.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 January 2006

Number of ordinary shares transferred:	456,291

Highest transfer price per share:	131p

Lowest transfer price per share:	128.75p

Following both the above transactions, Vodafone holds 6,484,048,662 of its ordinary shares in treasury and has 61,253,493,271 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 January 2006 by Mourant ECS Trustees Limited that on 12 January 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 129p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Peter Richard Bamford*	194
Sir Julian Horn-Smith*	192
Andrew Nigel Halford*	192
Alan Paul Harper	192
Stephen Roy Scott	192
Paul Michael Donovan	192

* Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	17 January 2006

Number of ordinary shares purchased:	50 million

Highest purchase price paid per share:	126p

Lowest purchase price paid per share:	124p

Volume weighted average price per share:	124.8113p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,752,500,000 shares at a cost (including dealing and associated costs) of £5,171,941,504.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 January 2006

Number of ordinary shares transferred:	148,619

Highest transfer price per share:	128.75p

Lowest transfer price per share:	127.5p

Following both the above transactions, Vodafone holds 6,533,900,043 of its ordinary shares in treasury and has 61,203,870,987 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	18 January 2006

Number of ordinary shares purchased:	50 million

Highest purchase price paid per share:	124.75p

Lowest purchase price paid per share:	122.5p

Volume weighted average price per share:	123.545p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,802,500,000 shares at a cost (including dealing and associated costs) of £5,234,035,222.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 January 2006

Number of ordinary shares transferred:	65,796

Highest transfer price per share:	126p

Lowest transfer price per share:	126p

Following both the above transactions, Vodafone holds 6,583,834,247 of its ordinary shares in treasury and has 61,153,936,783 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	19 January 2006

Number of ordinary shares purchased:	50 million

Highest purchase price paid per share:	124.5p

Lowest purchase price paid per share:	121p

Volume weighted average price per share:	122.588p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,852,500,000 shares at a cost (including dealing and associated costs) of £5,295,647,952.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 January 2006

Number of ordinary shares transferred:	197,215

Highest transfer price per share:	127.5p

Lowest transfer price per share:	124p

Following both the above transactions, Vodafone holds 6,633,637,032 of its ordinary shares in treasury and has 61,104,178,443 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	20 January 2006

Number of ordinary shares purchased:	50 million

Highest purchase price paid per share:	121.5p

Lowest purchase price paid per share:	117.25p

Volume weighted average price per share:	119.643p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,902,500,000 shares at a cost (including dealing and associated costs) of £5,355,780,524.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 January 2006

Number of ordinary shares transferred:	10,310

Highest transfer price per share:	123.5p

Lowest transfer price per share:	121.25p

Following both the above transactions, Vodafone holds 6,683,626,722 of its ordinary shares in treasury and has 61,054,188,753 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF SHARES

Vodafone Group Plc (“Vodafone”) announces today that as its holding of Vodafone shares approaches 10% of the nominal value of the issued share capital prescribed by the Companies Act 1985 as the maximum number of shares that a company may hold in treasury it has cancelled the following number of its ordinary shares of U.S.$0.10.

Ordinary Shares

Date of cancellation:	23 January 2006

Number of ordinary shares cancelled:	750 million

This is in addition to the 750 million shares that were cancelled on 1 December 2005, bringing the total number of treasury shares cancelled to 1,500 million.

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	23 January 2006

Number of ordinary shares purchased:	50 million

Highest purchase price paid per share:	121.5p

Lowest purchase price paid per share:	116.75p

Volume weighted average price per share:	119.905p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,952,500,000 shares at a cost (including dealing and associated costs) of £5,416,044,078.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 January 2006

Number of ordinary shares transferred:	51,272

Highest transfer price per share:	123.25p

Lowest transfer price per share:	121.25p

Following the cancellation, purchases and transfers referred to above, Vodafone holds 5,983,575,450 of its ordinary shares in treasury and has 61,004,240,025 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.  Such purchase was effected pursuant to irrevocable instruction given prior to, and as announced by Vodafone on, 10 January 2006.

Ordinary Shares

Date of purchase:	24 January 2006

Number of ordinary shares purchased:	50 million

Highest purchase price paid per share:	123.5p

Lowest purchase price paid per share:	118p

Volume weighted average price per share:	119.4673p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,002,500,000 shares at a cost (including dealing and associated costs) of £5,476,089,044.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 January 2006

Number of ordinary shares transferred:	107,581

Highest transfer price per share:	118p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 6,033,467,869 of its ordinary shares in treasury and has 60,954,599,917 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	25 January 2006

Number of ordinary shares purchased:	25.5 million

Highest purchase price paid per share:	120.75p

Lowest purchase price paid per share:	118.75p

Volume weighted average price per share:	119.4608p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,028,000,000 shares at a cost (including dealing and associated costs) of £5,506,709,954.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 January 2006

Number of ordinary shares transferred:	56,738

Highest transfer price per share:	121p

Lowest transfer price per share:	121p

Following both the above transactions, Vodafone holds 6,058,911,131 of its ordinary shares in treasury and has 60,929,189,955 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 January 2006

Number of ordinary shares transferred:	164,294

Highest transfer price per share:	117.75 p

Lowest transfer price per share:	117.75 p

Following the above transfer, Vodafone holds 6,058,746,837 of its ordinary shares in treasury and has 60,929,361,966 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	27 January 2006

Number of ordinary shares purchased:	51 million

Highest purchase price paid per share:	123p

Lowest purchase price paid per share:	120p

Volume weighted average price per share:	121.0907p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,079,000,000 shares at a cost (including dealing and associated costs) of £5,568,787,345.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 January 2006

Number of ordinary shares transferred:	3,350

Highest transfer price per share:	119.75p

Lowest transfer price per share:	119.75p

Following both the above transactions, Vodafone holds 6,109,743,487 of its ordinary shares in treasury and has 60,878,365,316 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 1, 2006	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary